1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2002

China Telecom Corporation Limited
(Translation of registrant’s name into English)

31 Jin Rong Avenue
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 14, 2002.	4

1.2	Announcement, dated December 17, 2002.	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 18, 2002	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

EXHIBIT 1.1

This announcement is for information purposes only and is not, and does not constitute or form part of, any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in Hong Kong, the United States or elsewhere.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless indicated otherwise, capitalised terms used in this announcement have the same meanings ascribed to them as in the Prospectus of China Telecom Corporation Limited dated November 6, 2002 (the “Prospectus”).

China Telecom Corporation Limited*

(A joint stock limited company incorporated in the People’s
Republic of China with limited liability)

ANNOUNCEMENT
EXERCISE OF OVER-ALLOTMENT OPTION

•         The Company announces that the Over-allotment Option referred to in the Prospectus was partially exercised by the Joint Global Coordinators on behalf of the International Underwriters and the US Underwriters on December 14, 2002 in respect of 471,010,000 Over-allotment Shares (as defined below) on the terms detailed below.

•         428,148,100 Over-allotment Shares will be issued and allotted by the Company and 42,861,900 Over-allotment Shares will be sold by the Selling Shareholders at HK$1.48 per H Share (which is equivalent to the Offer Price under the Hong Kong Public Offering of HK$1.47 per H Share plus brokerage, transaction levy and Stock Exchange trading fee), being the offer price per H Share under the International Offering and US Offering.

The Company announces that the Over-allotment Option was partially exercised by the Joint Global Coordinators on behalf of the International Underwriters and the US Underwriters on December 14, 2002 in respect of 471,010,000 additional H Shares (the “Over-allotment Shares”) (representing approximately 6.23% of H Shares initially offered under the Global Offering and 5.87% of H Shares offered under the Global Offering following such partial exercise of the Over-allotment Option), solely to cover over-allocations in the International Offering and the US Offering. The Over-allotment Shares comprise 428,148,100 new H Shares to be issued by the Company and 42,861,900 H Shares to be sold by the Selling Shareholders. The Over-allotment Shares will be issued and allotted by the Company and sold by the Selling Shareholders (as the case may be) at HK$1.48 per H Share (which is equivalent to the Offer Price under the Hong Kong Public Offering of HK$1.47 per H Share plus brokerage, transaction levy and Hong Kong Stock Exchange trading fee), being the offering price per H Share under the International Offering and the US Offering. Except for the above, no other H Shares will be issued by the Company and/or sold by the Selling Shareholders under the Over-allotment Option. Listing of and permission to deal in the Over-allotment Shares have already been granted by the Listing Committee of the Hong Kong Stock Exchange. Dealings in the Over-allotment Shares are expected to commence on the Hong Kong Stock Exchange on December 20, 2002.

The shareholding structures of the Company immediately before and after the issue and sale of the 471,010,000 Over-allotment Shares are respectively as follows:

	Before the issue and sale		After the issue and sale of
	of the Over-allotment Shares		the Over-allotment Shares
Shareholders	Number of Domestic/ H Shares	Approximate % of issued share capital	Number of Domestic/ H Shares	Approximate % of issued share capital
China Telecommunications Corporation	58,846,415,482	78.27%	58,809,120,182	77.78%
Guangdong Rising Assets Management Co., Ltd.	5,662,196,987	7.53%	5,658,608,387	7.48%
Jiangsu Guoxin Investment Group Co., Ltd.	965,233,536	1.28%	964,621,836	1.28%
Zhejiang Financial Development Company	2,155,792,398	2.87%	2,154,426,098	2.85%
Public investors	7,556,400,000	10.05%	8,027,410,000	10.62%

Total number of Shares	75,186,038,403	100.00%	75,614,186,503	100.00%

The aggregate net proceeds from the issue and sale of the Over-allotment Shares is approximately HK$675 million, of which the aggregate net proceeds to the Company is approximately HK$614 million, which will be used by the Company as described in the Prospectus.

By order of the Board China Telecom Corporation Limited Li Ping Company Secretary

Hong Kong, December 14, 2002

* for identification only

EXHIBIT 1.2

This announcement is for information purposes only and is not, and does not constitute or form part of, any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in Hong Kong, the United States or elsewhere.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless indicated otherwise, capitalised terms used in this announcement have the same meanings ascribed to them as in the Prospectus of China Telecom Corporation Limited dated November 6, 2002 (the “Prospectus”).

China Telecom Corporation Limited*

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT OVER-ALLOTMENT OPTION—COMMENCEMENT OF DEALING

The Company announces that dealings in the Over-allotment Shares (as defined below) are expected to commence on the Hong Kong Stock Exchange on December 18, 2002.

Reference is made to the Company’s announcement dated December 14, 2002 in relation to the partial exercise of the Over-allotment Option by the Joint Global Coordinators on behalf of the International Underwriters and the US Underwriters on December 14, 2002 in respect of 471,010,000 additional H Shares (the “Over-allotment Shares”).

Dealings in the Over-allotment Shares are now expected to commence on the Hong Kong Stock Exchange on December 18, 2002. The Company does not expect that there will be any impact on any trading by relevant shareholders of the Over-allotment Shares on the Hong Kong Stock Exchange as a result of such change in the date of commencement of dealings in the Over-allotment Shares on the Hong Kong Stock Exchange.

By order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Hong Kong, December 17, 2002

* for identification only